

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2013

Via U.S. Mail
Luis Leung
Chief Executive Officer and Principal Financial Officer
Vision Dynamics Corporation
1462 Erie Boulevard
Schenectady, NY 12305

> **Re: Vision Dynamics Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **File No. 000-52982**

Dear Mr. Leung:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us why you have not filed Form 10-Q for the fiscal quarter ended June 30, 2013.

Report of Independent Registered Public Accounting Firm, page F-2

2. Please file a revised audit report that refers to and renders an opinion on your statements of operations, stockholders' equity and cash flows for the period from inception of the development stage, October 28, 2010, to December 31, 2012. As long as you are considered a development stage entity, auditor association with cumulative amounts from inception included in your financial statements is required. If it is impracticable to obtain that audit you may request a waiver from CF-OCA of the audit requirement for the

amounts from inception in annual financial statements. Please follow the instructions for consulting with CF-OCA found here: http://www.sec.gov/info/accountants/ocasubguidance.htm.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 32

3. We note that on January 29, 2013 your former accountant, Hamilton, P.C., discontinued their practice. Please be advised that Item 4.01 Form 8-K is required to be filed within four business days of the resignation or dismissal of your auditor. As such, please file an Item 4.01 Form 8-K and include all the information required by Item 304 of Regulation S-K. If you are unable to obtain an Exhibit 16 letter from Hamilton, P.C. at the time you file your Form 8-K please disclose this fact and the reasons why in the Form 8-K.

Signatures, page 41

4. Please refer to the Signature Page and General Instruction D to Form 10-K and amend the filing to provide conforming signatures. In this regard, please note the report should be signed not only by the registrant but also on behalf of the registrant by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors. Also, any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief